Mail Stop 6010




August 24, 2005

Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, California 94538

Re:	SMART Modular Technologies (WWH), Inc.
	Registration Statement on Form S-4 filed August 11, 2005
	Registration No. 333-127442

Dear Mr. Pacheco:

	This is to advise you that a preliminary review of the above-referenced registration statement indicates that, for the reasons set forth below, it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Independent Auditor`s Report (Company No. 458945 - M)

1. We note that the financial statements of Smart Modular Technologies Sdn. Bhd have been audited by KPMG (Malaysia). Smart Modular Technologies Sdn. Bhd is included within your consolidated financial statements and the separate financial statements have been included within your Form S-4 pursuant to Rule 3-16 of Regulation S-
X.  It appears that the revenues of Smart Modular Technologies
Sdn.
Bhd. exceed 20% of your consolidated revenues. Non-U.S. public accounting firms that wish to prepare or issue audit reports on issuers, or to play a substantial role in the preparation or issuance of such reports, must be registered with the PCAOB effective July 19,
2004. The phrase "play a substantial role in the preparation or furnishing of an audit report" is defined in PCAOB Rule 1001. It does not appear that KPMG (Malaysia) has obtained registration with the PCAOB. Tell us how you considered the PCAOB registration requirements outlined in PCAOB Rule 2100 in selecting the use of KPMG
(Malaysia) to perform the audit of Smart Modular Technologies Sdn.
Bhd.

2. Additionally, we note that the report of KPMG (Malaysia) on the financial statements of Smart Modular Technologies Sdn. Bhd. refers to auditing standards generally accepted in the United States. Please tell us why the report of KPMG (Malaysia) refers to auditing standards generally accepted in the United States, as opposed to the standards of the PCAOB. In this regard, we note that if your principal auditor, KPMG, uses the work of the other auditor, KPMG (Malaysia), the audit work used by KPMG for purposes of issuing an opinion on the consolidated financial statements must be performed in accordance with the standards of the PCAOB. Please refer to Section
VI.A. of the June 15, 2004 SEC Regulations Committee minutes
(updated
June 17, 2005) at the following website:
http://www.aicpa.org/download/belt/2004_0615_highlights.pdf.
Please
tell us whether KPMG used the work performed by KPMG (Malaysia) for purposes of issuing the consolidated audit report on Smart Modular Technologies (WWH) Inc. If so, please tell us why KPMG Malaysia chose not to refer to the standards of the PCAOB in the audit report of Smart Modular Technologies Sdn. Bhd.

General

3. Please update the financial statements of Smart Modular
Technologies Sdn. Bhd. as required by Item 8.A.5.of Form 20-F to include the interim period covering at least the first six months of the financial year.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you submit a substantive amendment correcting the deficiencies or withdraw the filing.

	You may contact David Burton at (202) 551-3626 if you have questions regarding the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 with any other questions.

							Sincerely,



							Peggy Fisher
							Assistant Director


cc:	Alan Denenberg, Esq.
	Michael Nordtvedt, Esq.
	Hiro Aragaki, Esq.
	(via fax)
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SMART Modular Technologies (WWH), Inc.
August 24, 2005
Page 2